EXHIBIT 99.1

Brookfield Infrastructure Partners Exchange L.P. Announces Three-for-Two Unit Split

BROOKFIELD, NEWS, May 04, 2022 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners Exchange L.P. (“BIP Exchange LP”), a subsidiary of Brookfield Infrastructure Partners L.P. (“BIP”), today announced that, in connection with the announcement by BIP of a three-for-two unit split, the board of directors of BIP Exchange LP has approved a three-for-two unit split (the “Unit Split”) of the outstanding exchangeable units of BIP Exchange LP (“Exchangeable Units”).

The Unit Split will be implemented by way of a subdivision on June 10, 2022 to holders of record at the close of business on June 6, 2022. Any fractional Exchangeable Units to be issued to registered BIP Exchange LP unitholders as a result of the Unit Split will be rounded to the nearest whole Exchangeable Unit, with each half unit being rounded to the next higher unit. The Unit Split should not be taxable in Canada.

BIP Exchange LP will use the direct registration system (“DRS”) to electronically register the additional Exchangeable Units issued pursuant to the Unit Split, rather than issuing paper certificates to registered unitholders. A DRS advice statement, indicating the additional Exchangeable Units to which registered unitholders are entitled as a result of the Unit Split, will be mailed to unitholders entitled to the Unit Split following June 10, 2022. The combination of any old BIP Exchange LP book-entry units and the new DRS advice statement sent will represent each registered unitholder’s total post-Unit Split unitholdings. For beneficial unitholders who hold their units in an account with a broker or other intermediary, their account will be automatically updated to reflect the Unit Split.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $725 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media:	Investors:
Sebastien Bouchard	Kate White
Vice President, Communications	Manager, Investor Relations
Tel: (416) 943-7937	Tel: (416) 956-5183
Email: sebastien.bouchard@brookfield.com	Email: kate.white@brookfield.com

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP’s and BIP Exchange LP’s respective units. Although BIP and BIP Exchange LP believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of BIP and BIP Exchange LP are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BIP and BIP Exchange LP to differ materially from those contemplated or implied by the statements in this news release include those risks and factors described in the documents filed by BIP with the securities regulators in Canada and the United States including under “Risk Factors” in BIP’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, BIP undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders are urged to consult their tax advisors with respect to their particular circumstances.